FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

January 31, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 31, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have received 43-101 resource estimates for the Longnose and TiTac Ferro-Titanium Deposits, Minnesota, USA.

Item 5.	Full Description of Material Change

The Issuer reports that it has received mineral resource estimates for the Longnose and Titac South iron-titanium deposits from SRK Consulting (Canada) Inc. Details from the two resource estimates are outlined below.

Cardero Iron Ore Company Ltd. (“Cardero Iron”), a wholly owned subsidiary of the Issuer, views the Longnose and TiTac projects as being prime candidates for producing value added commodities of enriched titania feedstock and pig iron. Established titania resource quality is decreasing and Cardero Iron is focused on the next level of opportunity in titanium and iron bearing ore deposits around the world. Being focused means that Cardero Iron has developed its own in-house capabilities to move these projects forward, including a metallurgical laboratory to aid in flow sheet development and design. Cardero Iron is capable of bringing projects such as Longnose and Titac through the basic engineering stage and supervising the detailed engineering through demonstration or commercial plant start-up.

In 2011, Cardero Iron built its own state-of-the-art research and development facility in South Carolina. The lab features the latest laboratory- and pilot-scale equipment for mineral processing and smelting/reduction. The lab was specifically designed for processing iron ores, titanium ores, rare earths and other nonferrous ores. It is being tailored to suit Cardero Iron’s projects – including Longnose and TiTac. The equipment was carefully selected so that it encompasses almost every commercial beneficiation unit operation available throughout the world. In the laboratory, titanium bearing ore can be crushed and ground and concentrated by rejecting gangue constituents by their differences in gravity/density, magnetic susceptibility, surface chemical properties (froth flotation) and electrical conductivity differences (high tension/electrostatic). By establishing its own laboratory, Cardero Iron has facilitated rapid flowsheet development in-house and reduced delays associated with waiting for an outside laboratory to schedule and complete its work.

LONGNOSE DEPOSIT

The Longnose deposit is an ultramafic intrusion significantly enriched in ilmenite and magnetite. The deposit is flat lying and provides a geometry that should be amicable to open pit mining. The Longnose deposit is approximately 700 m long in the north-south direction, 600 m wide in the east-west direction and 150 m thick.

The Longnose oxide-bearing ultramafic intrusion (“OUI”) is geologically interpreted to be late-stage intrusion that cuts early Duluth Complex intrusives, and is associated with magmatism generated by the 1.1 billion year old Midcontinent Rift system. The Longnose intrusion is stratigraphically simple, consisting of a core of olivine-rich dunitic and peridotitic rocks containing disseminated titanium-iron oxide mineralization with horizons of massive and semi-massive oxide throughout, that is enveloped by pyroxenitic rocks, which contain much less mineralization. Disseminated titanium-iron oxide mineralization is continuous, and the horizons of massive and semi-massive oxide may link up to form layers that dip moderately coincident with dip of the overall intrusion. According to SRK Consulting (Canada) Inc. (“SRK”), the exploration data for the Longnose project is robust and viable to support the Mineral Resource defined. The data has been well validated and the analyses have been found to be repeatable. Overall, correlation of the mineralization between drill holes is reasonable and it is expected that the Mineral Resource accurately represents the titanium oxide (TiO2) and iron oxide (Fe2O3) mineralization. Based on the TiO2 estimates, the mineralogy of the deposit and the Davis Tube test results, the amount of ilmenite has been estimated.

Longnose Resource Estimate & Assumptions

SRK utilized Gemcom’s Surpac® version 6.2 and several other software packages to complete the Longnose Mineral Resource estimation. A comprehensive and validated drill hole database was utilized to complete the analysis. The database includes twenty-seven drill holes; however, only twenty-four were utilized in the estimation process due to issues with resampling of some historic drill holes. All 2010-11 drill hole data included multi-shot downhole surveys; however, historic holes did not have downhole surveys. The estimation process utilized 1681 samples out of the database’s 1956 samples. A total of 855 specific gravity measurements were utilized to estimate bulk densities. Estimation of metal grades utilized regularized 2 m composites.

Two geological domains were defined for the estimation process. The domains were defined by the presence of peridotite or pyroxenite oxide bearing rocks. The peridotite domain has higher olivine content and encompasses higher TiO2 grades near the core of the deposit. The pyroxenite domain includes higher pyroxene content, has lower TiO2 grades and is generally found at the periphery of the deposit. The geological domains are generalized, with some instances of other rock types within each domain.

The estimations were made into a three–dimensional block model with 20 m by 20 m by 10 m block size, with sub-blocking to 5 m by 5 m by 2.5 m. Estimated parameters included specific gravity, TiO2 and Fe2O3 grades. Metal grade interpolation was completed through three passes using increasingly larger search ellipses and lower restrictions on sample inclusion in each pass. Search ellipses were generally flat “pancakes” with the shortest direction of continuity sub-vertically and the longest in the northwest-southeast direction. The search ellipse orientations, which dip 20 degrees to the east, were based upon variography completed on the 2 m composite data. Ordinary kriging (“OK”) was used to estimate TiO2 and Fe2O3, while inverse distance squared (“ID2”) was used to estimate the specific gravity data. Mineral resources were classified in accordance with definitions provided by the Canadian Institute of Mining (“CIM”) as stipulated in NI 43-101.

In order to quantify the Mineral Resources requirement of “reasonable prospects of economic extraction”, the block model was subjected to conceptual mining limits using an open pit optimization program. The process uses reasonable mining and processing parameters to define a conceptual pit within which the material with reasonable economic prospects should be contained. For the Longnose project optimization runs, it was assumed that all TiO2 is contained in the mineral ilmenite. Fe2O3 values were modified to reflect the amount of iron taken up by ilmenite as well as the component estimated to be within silicates. However, more detailed testing is required in order to properly quantify the magnetite content of the resource, so iron was not given any value in the resource pit optimization limits nor has the magnetite content been estimated. Historic metallurgical data indicates that a very high percentage of the TiO2 is contained within ilmenite, with a relatively small component in titaniferous magnetite and silicates.

Table 1: Mineral Resource Statement*, Longnose Project, Minnesota, USA
(effective date, January 19, 2012)

Category (Open Pit**)	Estimated Quanity	Estimated Grade
		TiO2	Adjusted Fe2 O3 ***
	Mt	%	%
Indicated	58.1	16.6	18.8
Inferred	65.3	16.4	19.4
*

Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

**

Open pit (near surface) Mineral Resources are reported at a cut-off grade of 8% TiO2. Cut-off grades are based on a price of US$170 per tonne of ilmenite back calculated to TiO2 and recoveries of 70 percent, without considering revenues from other metals including iron.

***

Reported Fe2O3 has been lowered to reflect the amount of Fe estimated contained within ilmenite and silicates, based upon Davis Tube testing. At this time, accurately quantifying the amount of magnetite contained within this estimate is not possible.

The Mineral Resource has been quantified in terms of TiO2 and Fe2O3, the analytical components captured for assays of titanium and iron. The Fe2O3 values have been reduced to reflect Fe found within silicates and within the ilmenite associated with the TiO2, however accurately quantifying magnetite is not possible at this time as further mineralogical work will be needed. In any potential mining scenario, the Longnose project would produce ilmenite (FeTiO3) and may produce titaniferous magnetite (TiFe2O4) and magnetite (Fe3O4) as a by-product. Using Davis Tube test results, historic mineralogy and metallurgy reports, reasonable assumptions regarding mineralogy of the deposit, estimates of the quantity of ilmenite was made. The contained ilmenite in the Mineral Resource is summarized in Table 2.

Table 2: Summary of Longnose Project ilmenite content within the Mineral Resource

Category	Quantity	Ilmenite Grade	Contained Ilmenite
		(FeTiO3 )
	Mt	%	Mt.
Indicated	58.1	31.5	18.30
Inferred	65.3	31.2	20.40

Longnose Metallurgy

Historic tests have indicated that a viable ilmenite concentrate could be created from processing of Longnose material, although higher than ideal magnesium levels may reduce the product price somewhat. The ilmenite could potentially be sold as a concentrate to an existing ilmenite processing plant, as the deposit is amicable to shipping due to its proximity to rail and a short haul to bulk ports on the western shore of Lake Superior. As well, local added-value beneficiation is under consideration by Cardero Iron. This goal of further beneficiation would be to produce a high TiO2 synthetic rutile slag amicable for processing into the paint pigments; however, such processing facilities are capital intensive and further work is required to determine if such a process is viable.

Based upon the significant amount of historical research completed on the Longnose project, a relatively simple processing flow sheet for ilmenite concentrate, a recent increase in demand for ilmenite and the projects close proximity to other bulk mines and inexpensive shipping routes, SRK believes that the Longnose project meets the criteria for having reasonable prospects of economic extraction.

TITAC DEPOSIT

Exploration of the Titac property, historically known as Section 34, has been limited, though several exploratory bore holes and geophysical surveys have been completed. Six holes were drilled historically (by United States Steel Corp (“US Steel”)), and Cardero Iron completed 30 holes in 2010 and 2 holes in 2011. A ground magnetic survey was conducted in the mid-1960s by US Steel and a small amount of metallurgical testwork was completed by US Steel in 1971.

The geological setting for the TiTac OUIs is as outlined above for Longnose. The Titac OUls contain disseminated, semi-massive, and massive titanium-iron oxide mineralization, dominantly ilmenite (TiFeO3) and magnetite and titaniferous magnetite (Fe3O4, Fe2TiO4). The Titac property contains at least two mineralized OUIs (Titac North and Titac South). Titac North is at least 450 m thick (open at depth) and has a vertical pipe-like geometry. Titac South is at least 490 m thick, and also has a pipe-like geometry.

Exploration at Titac by Cardero Iron began in 2010. Reinterpretation of the ground magnetic survey conducted by US Steel confirmed the presence of multiple titaniferous-iron oxide-bearing intrusions at the Titac property, including two large intrusions referred to as Titac North and Titac South. No bedrock is exposed on the property with the result that bedrock mapping has not been undertaken.

Drilling at the Titac property is complex because of the stratigraphy of the Titac intrusions. During 2010 and 2011, a total of 11,034.4 m were completed for 32 drill-holes, 8 (2685.3 m) of which were drilled at Titac North and 24 (8349.1 m) at Titac South. The drilling confirmed titanium-iron-oxide mineralization at the Titac property and determined that it contains at least two intrusions with large zones of titanium-iron-oxide mineralization (Titac North and Titac South).

According to SRK, Cardero Iron has utilized a thorough and robust procedure for sampling, sample preparation, analysis and security. Procedures for core handling, logging, sampling, and sample shipping were well thought out and well implemented. Analysis was completed by ALS, one of the largest commercial laboratories in the world. A robust program of quality assurance and quality control samples was implemented and met or exceeded industry standard procedures. Sample security and chain of custody documentation was maintained throughout the process and was thoroughly reviewed by SRK. Cardero Iron utilized an onsite database which validated the data entry process as it was being completed and reduced clerical errors. In addition, the Company’s head office checked the data upon import into their main exploration database in order to minimize data errors. SRK verified 100% of the assay database by downloading these records directly from the commercial laboratory and checking them against the Mineral Resource database. Cardero Iron completed QA/QC sampling (blanks, standards, duplicates) totalling 1075 samples, equal to 22% of the total samples. SRK has reviewed the QA/QC sample insertion rate and results and found that they indicate that the analytical data should be reliable. However, analytical standards selection and certain standard results should be more carefully scrutinized for future programs.

TiTac Mineral Resource Estimate & Assumptions

SRK utilized Gemcom’s GemsTM 6.3.1 software to complete the Titac Mineral Resource estimation. A comprehensive and validated drill hole database was utilized to complete the analysis. The database includes 32 drill holes, 8 of which were drilled in Titac North and 24 of which were drilled in Titac South. Drilling in Titac North was insufficient for the delineation of mineralized domains and resource estimation. The Mineral Resource presented here only includes Titac South. The estimation process utilized 2837 samples out of the databases 3929 samples for Titac South. A total of 855 specific gravity measurements were utilized to estimate bulk densities.

Three geological domains were modelled for the estimation process. The domains were defined by peridotite or pyroxenite dominated oxide bearing ultramafic rocks. A marginal zone of mixed perdidotite, pyroxenite and country rock was also modelled.

The Titac South resources were estimated using GemsTM (a Gemcom software product) block modeling software in multiple passes in 10 x 10 x 10 m blocks. Grade estimates were based on 1.8 m composited samples. Capping of TiO2 and Fe2O3 assays was not applied in any of the three domains. OK was used to estimate TiO2 and Fe2O3. ID2 was used to estimate the specific gravity data. Mineral resources were classified in accordance with definitions provided by the CIM as stipulated in NI 43-101. All interpolated blocks were classified as Inferred Mineral Resource.

In order to quantify the Mineral Resources requirement of “reasonable prospects of economic extraction”, the block model was subjected to conceptual mining limits using an open pit optimization program. The process uses reasonable mining and processing parameters to define a conceptual pit within which the material with reasonable economic prospects should be contained. For the Titac project optimization runs, it was assumed that all TiO2 is contained in the mineral ilmenite and no value was associated with the Fe2O3 material in order to avoid double counting of the value associated with iron. Historic metallurgical data indicates that a very high percentage of the TiO2 is contained within ilmenite, with a small component in titaniferous magnetite and silicates. The Mineral Resource Statement for the Titac project is presented in Table 3 below.

Table 3: Mineral Resource Statement*, Titac Project, Minnesota, USA
(effective date, January 19, 2012)

Category	Estimated Quantity	Estimated Grade
		TiO2	Adjusted Fe2 O3 ***
	Mt	%	%
Open Pit**
Inferred	45.1	15.0	14.74
*

Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

**

Open pit mineral resources are reported at a cut-off grade of 8% TiO2. Cut-off grades are based on a price of US$170 per tonne of Ilmenite back calculated to TiO2 and recoveries of 70 percent, without considering revenues from other metals.

***

Reported Fe2O3 has been lowered to reflect the amount of Fe estimated to be contained in ilmenite based on the assumption that all Ti has been assigned to ilmenite. At this time, accurately quantifying the amount of magnetite contained within this estimate is not possible.

As stated above, the Mineral Resource for Titac has been quantified in terms of TiO2 and Fe2O3, the analytical components captured for assays of titanium and iron. In any potential mining scenario, the Titac project would produce ilmenite (FeTiO3) and potentially titaniferous magnetite (TiFe2O4) and magnetite (Fe3O4) as a by-product. The Fe2O3 values have been reduced to reflect Fe found within the ilmenite associated with the TiO2, however accurately quantifying magnetite is not possible at this time as further mineralogical work will be needed. Based on the assumption that all Ti is found within ilmenite, the contained ilmenite in the Mineral Resource is summarized in Table 4.

Table 4: Summary of Titac Project ilmenite content within the Mineral Resource

Category	Quantity	Ilmenite Grade	Contained Ilmenite
		(FeTiO3 )
	Mt	%	Mt.
Inferred	45.1	28.5	12.9

Titac Metallurgy

Historic metallurgical tests of the Titac material are very limited. Small scale testing indicates that a viable ilmenite concentrate could be created from processing of Titac material, although higher than ideal deleterious element values, such as magnesium, may reduce the potential ilmenite product price. The ilmenite may be sold as a concentrate to an existing ilmenite processor as the deposit is amicable to shipping due to its proximity to rail and a short haul to bulk ports on the western shore of Lake Superior. As well, local beneficiation could be considered, particularly when other nearby OUI bodies are considered for increased scale. The main hurdle to overcome with future exploitation of the Titac deposit revolves around metallurgical optimization to create the highest grade concentrate while reducing potential deleterious element contamination of the concentrate. Further economic analysis of this project is anticipated and should include resolution of the mineralogical, metallurgical and processing issues.

Based upon a relatively simple processing flow sheet for ilmenite concentrate, a recent increase in demand for ilmenite and the Titac project’s close proximity to other bulk mines and inexpensive shipping routes, SRK believes that the Titac project meets the criteria for having reasonable prospects of economic extraction.

The NI 43-101 technical reports with respect to each of the Longnose and Titac properties, each dated January 27, 2012 and incorporating the foregoing Mineral Resource estimates, have been filed and are available on SEDAR or on the Issuer’s website.

About Longnose & Titac

The Lands making up the Longnose project (“Longnose”) are located in northeastern Minnesota in St. Louis County, Township 59N, Range 13W, Section 30 and is centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 572200 metres East, 5268300 metres North.

Cardero Iron’s wholly owned subsidiary, Cardero Iron Ore (USA) Inc. (“CIOUS”), holds an option to acquire up to an 85% interest in Longnose by incurring USD 1,850,000 in expenditures (to acquire 70%) and delivering a feasibility study (to acquire an additional 15%). Upon CIOUS earning its 70% or 85% interest, the optionor of Longnose has the option to maintain its 30% or 15% interest and enter into a joint venture with CIOUS, or to convert its working interest to either a 10% or 5% net profits interest. Advance royalties and production royalties are payable to the underlying property lessors.

The land making up the Titac project (“Titac”) is located in northeastern Minnesota in St. Louis County, Township 55N, Range 14W, Section 34, and Township 54N, Range 14W, Section 3. The property is approximately centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 568000 m East, 5228000 m North.

The property interests making up Titac are held by CIOUS. CIOUS holds a 100% leasehold interest in Titac under a mining lease dated July 1, 2009. The mining lease is for an initial term of 20 years, subject to extension for up to 20 additional years, and requires annual rental payments until commercial production and thereafter production royalty payments (minimum USD 200,000/year).

About Ilmenite

Ilmenite is an industrial mineral and there are risks and uncertainties associated with the ilmenite resource at both Longnose and Titac, many of which are common to industrial mineral deposits. Industrial minerals have special risks that are not typically associated with precious or base metal mines. Special concerns include mineralogy of material, deleterious elements (such as silica, calcium, magnesium and manganese), and special market factors such as market size or proprietary technology. Because of these and other issues, industrial mineral deposits carry additional risk compared to more common metal products. Historic testwork has indicated that the Longnose deposit produces concentrate with less favourable magnesium levels, which may adversely affect the potential value of the concentrate.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, P.Geo, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this material change report. Mr. Henderson is not independent of the Issuer, as he is an employee and holds incentive stock options.

The work programs on the Issuer’s Longnose and Titac properties are designed and are supervised by Mr. Henderson, either alone or in conjunction with independent consultants. Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the various projects rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by the Issuer’s personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Darrell Farrow, Pr.Sci.Nat., an Associate Consultant with SRK Consulting (Canada) Inc. is a member of the South African Counsel for Scientific Natural Professions and, as such is acting as the Qualified Person, as defined in NI 43-101 for certain portions of the Longnose and Titac Reports. Ms. Farrow has a BSc. and an MSc. in Geology and 28 years of relevant experience as a research geochemist for four years, as a geologist at two mining operations over a period of ten years, as a manager of an exploration laboratory for three years, and as a consulting geologist for eleven years. Both Ms. Farrow and SRK Consulting (Canada) Inc. are independent of the Issuer under NI 43-101.

Michael Johnson, P.Geo of SRK Consulting (Canada) Inc. is a Professional Geoscientist (BC) and, as such is acting as the Qualified Person, as defined in NI 43-101 for certain portions of the Longnose and Titac Reports, including the January 19, 2012 resource modeling for the Longnose and Titac deposits. Mr. Johnson has a BSc. in Geological Sciences and 15 years of relevant experience as a geologist, exploration manager, mine geologist and open pit mine manager. He has extensive experience in resource estimation within many deposit types and has worked with ultramafic intrusions and related mineral deposits for more than 10 years. Both Mr. Johnson and SRK Consulting (Canada) are independent of the Issuer under NI 43-101.

2011 Annual Report Filed

On January 30, 2011, the Issuer filed its Annual Information Form for the year ended October 31, 2011 with certain securities commissions in Canada and its Form 40F for the year ended October 31, 2011 with the US Securities and Exchange Commission. Shareholders can obtain copies of these documents, as well as the Issuer’s audited financials for the year ended October 31, 2011 and related management discussion and analysis, on SEDAR (www.sedar.com) and on the Issuer’s website at www.cardero.com. The Issuer will also provide hard copies of these documents, free of charge, to shareholders who request a copy directly from the Issuer at its head office in Vancouver, B.C.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any commercial production at Longnose or Titac, the potential for the production of an ilmentite concentrate or synthetic rutile from Longnose or Titac mineralization, the potential to produce the value added commodities of enriched titania feedstock and pig iron from Titac or Longnose mineralization, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

February 2, 2012